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WILLIAM BIELEFELD

william.bielefeld@dechert.com
+1 202 261 3386 Direct
+1 773 562 8222 Fax

September 8, 2023

Alberto H. Zapata, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549-0504

Re:	Accordant ODCE Index Fund File Nos: 333-271866, 811-23460

Dear Mr. Zapata:

We are writing in response to comments provided on September 8, 2023 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed on September 1, 2023 on behalf of Accordant ODCE Index Fund (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.        Please undertake to include in the Fund’s definitive prospectus that the Fund will not invest more than 15% of its net assets in private funds that rely on Section 3(c)(1) or 3(c)(7) or collateralized fund obligations that are backed by such private funds.

Response 1.        The Fund will not invest more than 15% of its net assets in private funds that rely on Section 3(c)(1) or Section 3(c)(7) or collateralized fund obligations backed by such private funds. The Fund undertakes to include a statement in the definitive prospectus filed under Rule 424 consistent with the above.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386.

Sincerely,

/s/ William Bielefeld
William Bielefeld